June 10, 2011

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission

Re:          Next Fuel, Inc.
Form 10-K/A for the Fiscal Year Ended September 30, 2010, filed April 20, 2011
File No. 333-148493

Dear Ms. Jenkins:

We have reviewed the May 11, 2011 letter (the "Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) concerning the amended Annual Report on Form 10-K/A for the year ended September 30, 2010, of Next Fuel, Inc. (the "Company"), filed April 20, 2011 and other reports mentioned in the Comment Letter. This letter contains our responses to the Staff's comments.

For your convenience, the Staff’s comments are shown below in italicized text, followed by the Company’s responses and proposed amendments to our previous filings which the Company is prepared to file after the Staff has an opportunity to review and comment on the proposed amendments.  Our proposed amendments should not necessarily be taken as an admission that prior disclosures were deficient.

Form 10-K/A for the year ended September 30, 2010
Item 9A(T). Controls and Procedures, page 7

1.
You state in correspondence submitted April 20, 2011 that an error occurring during the EDGAR filing process resulted in the omission of management's report on internal controls and procedures (ICFR) from the 2010 Form 10-K.  It appears to us that failure to detect this error and the resulting omission of the report is inconsistent with your conclusion that disclosure controls and procedures (DC&P) are effective. Revise to disclose that DC&P were not effective as of September 30, 2010. Alternatively, please explain to us the nature of the controls you had in place to detect the existence of errors occurring during the EDGAR filing process, tell us why those controls and procedures did not identify the omission of the report prior to us pointing it out to you; and if you had no controls in place to identify EDGAR filing errors, explain your basis for concluding that DC&P are effective.

21 Frank Street
Sheridan, WY 82801
Ph: (307) 674-2145
www.next-fuel.com

The Company proposes to file an Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended September 30, 2010, to revise management's conclusions regarding the effectiveness of disclosure controls and procedures.  We propose to include the following language within Item 9A(T) of the Form 10-K/A No. 2:

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of September 30, 2010.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer determined that an error in the EDGAR filing process resulted in the omission of a required disclosure from the Company's Annual Report on Form 10-K for the year ended September 30, 2010, which was not timely detected.  Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules.  The Company’s management has addressed the above weakness, including through new personnel and securities counsel, to ensure that the Company can effectively review EDGAR filings for accuracy.

For convenience, a comparison showing changes made by our proposed Item 9A(T) of Amendment No. 2 our Annual Report on Form 10-K/A for the year ended September 30, 2010 to our previous disclosure in Item 9A(T) of Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended September 30, 2010 is attached to this letter as Exhibit A.

2. We note the following:

●	You disclosed in the Form 10-Q for the quarter ended June 30, 2009 that DC&P were not effective,
●	you provided no disclosure at all in the Form 10-K for the year ended September 30, 2009 regarding the effectiveness of DC&P, and
●	you disclosed in the Form 10-Q for the quarter ended December 31, 2009 that DC&P were effective.

Tell us where you disclosed the reasons for the change in your conclusion regarding the effectiveness of DC&P. Tell us also why you failed to disclose management's conclusion regarding the effectiveness of DC&P in the 2009 Form 10-K.

The Staff has noted that our previous management concluded that, as of June 30, 2009, the Company's disclosure controls and procedures were ineffective, as disclosed in Item 4T of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (attached to this letter as Exhibit B for convenience).  The basis for that conclusion was disclosed as a material weakness described as follows:

1.	The Company does not have adequate monthly closing procedures to ensure all non-cash transactions are properly recorded on the financial statements.

In the same June 30, 2009 Quarterly Report, the Company described plans intended to correct this material weakness.  The Company also wishes to direct the Staff's attention to Item 9A(T) of the Company's Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended September 30, 2009 (attached to this letter as Exhibit C for convenience), in which the Company described measures taken to correct the previously-disclosed weakness in disclosure controls and procedures:

In order to rectify our ineffective disclosure controls and procedures, we are developing a plan to ensure that all information will be recorded, processed, summarized and reported accurately, and as of the date of this report, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.	Management and the Board of Directors will review the monthly financial statements to ensure all non cash transactions are properly included in the financial statements.

The Company believes this disclosure in Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended September 30, 2009 relates directly to the previously-identified weakness in disclosure controls and procedures.

The Staff has noted the omission of a disclosure regarding the effectiveness of disclosure controls and procedures in Item 9A(T) of the Company's Annual Report on Form 10-K for the year ended September 30, 2009.  The Company proposes to file an Amendment No. 2 to its Annual Report on Form 10-K for the year ended September 30, 2009, to include management's conclusions regarding the effectiveness of disclosure controls and procedures.  We propose to include the following language within Item 9A(T) in the Form 10-K/A No. 2:

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of September 30, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer determined human error resulted in the omission of a required disclosure regarding management's conclusion regarding the effectiveness of our disclosure controls and procedures from our Annual Report on Form 10-K for the year ended September 30, 2009.  Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules.

For convenience, a comparison showing changes made by our proposed Item 9A(T) of Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended September 30, 2009 to our previous disclosure in Item 9A(T) of Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended September 30, 2009 is attached to this letter as Exhibit D.

The Staff has also noted our previous management's conclusion that our disclosure controls and procedures were effective as of December 31, 2009, as disclosed in Item 4(T) of our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, although management's conclusion regarding the effectiveness of disclosure controls and procedures had been omitted from Item 9A(T) of the Company's Annual Report on Form 10-K for the year ended September 30, 2009.  The omission in the Annual Report occurred during the period covered by the Quarterly Report.  Therefore, the Company proposes to file an Amendment to its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009, to revise management's conclusions regarding the effectiveness of disclosure controls and procedures.  We propose to include the following language within Item 4T in the Form 10-Q/A:

Evaluation of disclosure controls and procedures. At the conclusion of the period ended December 31, 2009 we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer determined that  human error resulted in the omission of a required disclosure regarding management's conclusion regarding the effectiveness of our disclosure controls and procedures in our Annual Report on Form 10-K for the year ended September, 31, 2009.  Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules.  Since December 31, 2009, the Company’s management has addressed the above weakness, including through new personnel and securities counsel, to ensure that the Company can effectively review its annual and periodic reports for accuracy.

For convenience, a comparison showing changes made by our proposed Item 4T of Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2009 to Item 4T of our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 is attached to this letter as Exhibit E.

3. In the Form 10-K for the year ended September 30, 2009, management concluded that ICFR were not effective yet disclosed in the Form 10-K for the year ended September 30, 2010 that ICFR were effective. We note the lack of disclosure in the "changes in ICFR" section in the intervening Exchange Act filings regarding the actions management has taken that have resulted in the changed conclusion.  Please tell us where you have provided this disclosure regarding changes in ICFR.  Alternatively, revise the 2010 Form 10-K to disclose that ICFR were not effective and disclose clearly all material weaknesses.

The Staff has noted that in the Company's Annual Report on Form 10-K for the year ended September 30, 2009, our then-current management concluded that our internal controls over financial reporting were not effective as of September 30, 2009.  The Company wishes to direct the Staff's attention to Item 9A(T) of our Amendment No. 1 to our Annual Report for the year ended September 30, 2009 (attached for convenience as Exhibit C), in which the Company identified two changes in internal controls over financial reporting taken subsequent to the evaluation of internal controls to address the two deficiencies identified in that Item.  The Company notes that the disclosure requirements relate to the effectiveness as of the close of the period covered by the report and changes occurring during the quarter.  Although disclosures regarding the effectiveness of, and changes in, internal controls over financial reporting following the period are not required to be disclosed by Item 9A(T), the Company wished to describe the measures taken to address the deficiencies identified in the same Annual Report:

"In order to rectify our ineffective disclosure controls and procedures, we are developing a plan to ensure that all information will be recorded, processed, summarized and reported accurately, and as of the date of this report, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.	Management and the Board of Directors will review the monthly financial statements to ensure all non cash transactions are properly included in the financial statements.

2.	Management has implemented new approval policies to ensure that all debt and equity transactions are approved by the Board prior to the Company entering into any agreements."

The Company recognizes that the steps described above were taken following the period covered by the report, and are therefore beyond the scope of the disclosure required to be included in the Annual Report on Form 10-K for the year ending September 30, 2009.  While the Company believes the disclosure above was sufficient, the Company is prepared to further amend its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 to including the following disclosure if the Staff informs the Company that, in its opinion, such disclosure is necessary:

"In order to rectify our ineffective disclosure controls and procedures as described in Item 9A(T) of our Annual Report on Form 10-K for the year ended September 30, 2009, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.	Management and the Board of Directors reviews the monthly financial statements to ensure all non-cash transactions are properly included in the financial statements.

2.	Management has implemented new approval policies to ensure that all debt and equity transactions are approved by the Board prior to the Company entering into any agreements."

For convenience, a comparison of proposed Item 4T of Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2009 to Item 4T of our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 is attached to this letter as Exhibit E.

Exhibits 31.1 and 32.1

4. Disclosure in the Form 8-K filed April 1, 2011 indicates John Cline is no longer the CEO or CFO of Next Fuel.  Revise to file amended certifications as exhibits to the Form 10-K that are signed by the current CEO and CFO.

The Company has proposed in this letter to file an Amendment No. 2 to its Annual Report on Form 10-K/A for the year ending September 30, 2010, and will include certifications signed by the current principal executive officer and principal financial officer as exhibits to that amended filing as well as the other amended filings described in this letter pursuant to Rule 12b-15.

As explained in our correspondence dated May 31, 2011, the Company's current Chief Executive Officer, President and Chief Financial Officer were not employed by the Company during the periods covered by the reports discussed in the Comment Letter, and the current management team has inquired into the matters addressed in the Comment Letter during those periods.

After discussions with the Company's prior management and accounting firm, and review of the policies of the Company's prior management, the current management team has been able to evaluate the policies that were in effect before current management joined the Company.

We have also evaluated what, if any, additional controls and procedures are prudent in light of the new business being conducted by the Company.  Because prior to the acquisition of technology and new management joining the Company, the Company did not conduct an active commercial business and did not have officers or employees other than Mr. and Mrs. Cline, our management's current view is that the prior policies in place prior to new management joining the Company were inadequate for the new business we have been conducting.  Management has implemented new Accounting Control and Procedures and is committed to regularly reviewing the procedures to ensure it fits the needs of the Company as it grows and continues to implement its current business plan.  The Company intends to disclose these changes in internal control over financial reporting in its next Quarterly Report on Form 10-Q.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding the foregoing, please contact our counsel, Jim Verdonik, at (919) 277-9188.  Thank you for your assistance in this matter.

Next Fuel, Inc.

/s/ Robert H. Craig
Mr. Robert H. Craig
Chief Executive Officer
Next Fuel, Inc.

CC:          Mr. Jim Verdonik
Ward and Smith, P.A.
via e-mail

Exhibit A

Comparison of proposed Item 9A(T) of Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended September 30, 2010 to Item 9A(T) of Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended September 30, 2010

(a)   Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial ~~and Accounting~~ Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of September 30, 2010. Based on this evaluation, our ~~c~~Chief ~~e~~Executive ~~o~~Officer and ~~c~~Chief ~~f~~Financial ~~o~~Officer determined that an error in the EDGAR filing process resulted in the omission of a required disclosure from the Company's Annual Report on Form 10-K for the year ended September 31, 2010, which was not timely detected.  Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures ~~are~~ were not effective as of the end of the period to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules.  The Company’s management has addressed the above weakness, including through new personnel and securities counsel, to ensure that the Company can effectively review EDGAR filings for accuracy.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States of America.  Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework at September 30, 2010.   Based on its evaluation, our management concluded that, as of September 30, 2010, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(b)   Changes in internal control over financial reporting.  There was no change in our internal control over financial reporting during the quarter ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting .

Exhibit B
From our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009

Item 4T.   Evaluation of Disclosure Controls and Procedures

(a)   Evaluation of Disclosure Controls. Our Chief Executive Officer and Chief Financial and Accounting Officer evaluated the effectiveness of our disclosure controls and procedures as of the end of our fiscal quarter ended June 30, 2009 pursuant to Rule 13a-15(b) of the Securities and Exchange Act. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure. Based on his evaluation, the CEO and CFO concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules based on the material weakness described below:

1.	The Company does not have adequate monthly closing procedures to ensure all non-cash transactions are properly recorded on the financial statements.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

(b)   Changes in internal control over financial reporting.  In order to rectify our ineffective disclosure controls and procedures, we are developing a plan to ensure that all information will be recorded, processed, summarized and reported accurately, and as of the date of this report, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.	We will continue to educate our management personnel to comply with the disclosure requirements of Securities Exchange Act of 1934 and Regulation S-K; and
2.	We will increase management oversight of accounting and reporting functions in the future.
3.	We are establishing specific controls related to these matters and will review our conclusions on these controls both internally and with qualified third party accounting experts.
4.	We will adopt new controls on its’ internal and external reporting, and verification procedures..

Exhibit C

From our Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended September 30, 2009

ITEM 9A(T):    CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(c) and (d) of the Exchange Act. Our internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, financial disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable and in accordance with generally accepted accounting principles of the United States of America (GAAP).

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As part of our compliance efforts relative to Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this assessment, management used the criteria set forth in the Internal Control - Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We evaluated control deficiencies identified through our test of the design and operating effectiveness of controls over financial reporting to determine whether the deficiencies, individually or in combination, are significant deficiencies or material weaknesses. In performing the assessment, our management has identified two material weaknesses in internal control over financial reporting existing as of September 30, 2009. Our evaluation of the significance of each deficiency included both quantitative and qualitative factors. Based on that evaluation, the Company’s management concluded that as of September 30, 2009 and as of the date that the evaluation of the effectiveness of our internal controls and procedures was completed, the Company’s internal controls are not effective, for the reason discussed below:

1.	The Company does not have adequate monthly closing procedures to ensure all non-cash transactions are properly recorded in the financial statements;
2.	The Company does not have the proper procedures to ensure all debt and equity transaction are properly approved

(b)   Changes in internal control over financial reporting.  In order to rectify our ineffective disclosure controls and procedures, we are developing a plan to ensure that all information will be recorded, processed, summarized and reported accurately, and as of the date of this report, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.	Management and the Board of Directors will review the monthly financial statements to ensure all non cash transactions are properly included in the financial statements.
2.	Management has implemented new approval policies to ensure that all debt and equity transactions are approved by the Board prior to the Company entering into any agreements.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in this annual report.

Exhibit D

Comparison of Item 9A(T) to proposed Amendment No. 2 to our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2009 to Item 9A(T) to Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2009

ITEM 9A(T):    CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of September 30, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer determined human error resulted in the omission of a required disclosure regarding management's conclusion regarding the effectiveness of our disclosure controls and procedures from our Annual Report on Form 10-K for the year ended September 30, 2009.  Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules.

(b) Management’s Report on Internal Control over Financial Reporting. Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(c) and (d) of the Exchange Act. Our internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, financial disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable and in accordance with generally accepted accounting principles of the United States of America (GAAP).

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As part of our compliance efforts relative to Section 404 of the Sarbanes-Oxley Act of 2002, our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this assessment, management used the criteria set forth in the Internal Control - Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We evaluated control deficiencies identified through our test of the design and operating effectiveness of controls over financial reporting to determine whether the deficiencies, individually or in combination, are significant deficiencies or material weaknesses. In performing the assessment, our management has identified two material weaknesses in internal control over financial reporting existing as of September 30, 2009. Our evaluation of the significance of each deficiency included both quantitative and qualitative factors. Based on that evaluation, the Company’s management concluded that as of September 30, 2009 and as of the date that the evaluation of the effectiveness of our internal controls and procedures was completed, the Company’s internal controls are not effective, for the reason discussed below:

1.	The Company does not have adequate monthly closing procedures to ensure all non-cash transactions are properly recorded in the financial statements;
2.	The Company does not have the proper procedures to ensure all debt and equity transaction are properly approved

~~(b)~~           Changes in internal control over financial reporting.  In order to rectify our ineffective disclosure controls and procedures, we are developing a plan to ensure that all information will be recorded, processed, summarized and reported accurately, and as of the date of this report, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.	Management and the Board of Directors will review the monthly financial statements to ensure all non cash transactions are properly included in the financial statements.
2.	Management has implemented new approval policies to ensure that all debt and equity transactions are approved by the Board prior to the Company entering into any agreements.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in this annual report.

Exhibit E

Comparison of proposed in Item 4T of Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2009 to Item 4T of our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009

Item 4T.  Controls and Procedures

(a) Evaluation of disclosure controls and procedures. At the conclusion of the period ended December 31, 2009 we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer determined that human error resulted in the omission of a required disclosure regarding management's conclusion regarding the effectiveness of our disclosure controls and procedures in our Annual Report on Form 10-K for the year ended September, 31, 2009.  Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that ~~as of the end of the period covered by this report,~~ our disclosure controls and procedures were not effective ~~and adequately designed~~ to ensure that ~~the~~ information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules.  Since December 31, 2009, the Company’s management has addressed the above weakness, including through new personnel and securities counsel, to ensure that the Company can effectively review its annual and periodic reports for accuracy.~~rules applicable and forms and that such information was accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, in a manner that allowed for timely decisions regarding required disclosure.~~

(b)  Changes in internal controls.  ~~During the period covered by this report, there was no change in our internal control over financial reporting (as such term is defined in Rule 13a and 15(f) and 15d  15(f) under the Exchange Act ) that has materially affected , or is reasonably likely to materially affect  our internal control  over financial reporting.~~  In order to rectify our ineffective disclosure controls and procedures as described in Item 9A(T) of our Annual Report on Form 10-K for the year ended September 30, 2009, we have taken the following steps to address the above-referenced material weaknesses in our internal control over financial reporting:

1.      Management and the Board of Directors reviews the monthly financial statements to ensure all non-cash transactions are properly included in the financial statements.

2.      Management has implemented new approval policies to ensure that all debt and equity transactions are approved by the Board prior to the Company entering into any agreements.